June 23, 2016

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Office of Information Technologies and Services

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	CBIZ, Inc.
Form	10-K for the fiscal year ended December 31, 2015
Filed	March 8, 2016
Form	8-K furnished February 22, 2016
File	No. 001-32961

Dear Mr. Krikorian:

CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated June 8, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 8, 2016, and the Company’s Report on Form 8-K furnished February 22, 2016.

Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Form 10-K for the fiscal year ended December 31, 2015

Item 6. Selected Financial Data, page 22

Comment 1. We note that you present Adjusted EBITDA for each period presented. Please revise future filings to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure. Also, revise future filings to disclose how the measure is useful to investors. We refer you to Item 10(e)(1)(i)(B) and (C) of Regulation S-K. Similar concerns apply to your earnings releases furnished on Form 8-K.

Response to Comment 1.

The Company will revise future filings and earnings releases to provide a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure, and to revise future filings to disclose how the measure is useful to investors.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Continuing Operations

Earnings Per Share and Non-GAAP Earnings Per Share, page 30

Comment 2. We note your reconciliations of “Non-GAAP earnings – continuing operations” and “Non-GAAP earnings per share – continuing operations” here and in your earnings releases furnished on Form 8-K. Your reconciliations do not appear to include the income tax effects of the Non-GAAP adjustments, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next Form 10-Q and earnings release.

Response to Comment 2.

The Company will review and apply the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing our next Form 10-Q and earnings release.

Comment 3. Please tell us how you considered providing a more detailed discussion of how the measures noted in comment number 2 are useful to investors. In this regard, we note that your current disclosure is fairly generic. We refer you to Item 10(e)(1)(i)(B) and (C) of Regulation S-K. Similar concerns apply to your earnings releases furnished on Form 8-K.

Response to Comment 3.

The Company uses non-GAAP financial measures such as “Non-GAAP earnings – continuing operations” but will cease reporting “Non-GAAP earnings per share – continuing operations.” The Company will also revise future filings and earnings releases to expand the disclosures and to reiterate as to the reasons why we believe the presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.

Form 8-K furnished February 22, 2016

Comment 4. We note from your fiscal 2016 outlook that adjusted EBITDA is projected to increase to within a range of $93.0 to $95.0 million. It appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response to Comment 4.

The Company will review and apply the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing our next earnings release, including with respect to the forward-looking non-GAAP measures.

*     *     *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-447-9000.

Sincerely, CBIZ, Inc.

/s/ Ware H. Grove
By:	Ware H. Grove
Title:	Chief Financial Officer